Exhibit 99.3

VANC Pharmaceuticals Announces Low Cost Alternative Approval of 14 Products from British Columbia Ministry of Health

February 24, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) ”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (OTC) markets, is pleased to announce that it has received confirmation from the British Columbia (BC) Ministry of Health approving 14 of the Company’s generic molecules under the Low Cost Alternative (LCA) program.  The approval of these molecules makes them eligible for listing on British Columbia’s provincial formulary and for reimbursement through Pharmacare.  Pharmacare is the Province’s coverage plan that assists residents with the cost of eligible prescription drugs and certain medical supplies.

“We are excited to have received LOA approval from the BC Ministry of Health as it signifies an important milestone in our evolution as a Company – we can now provide residents of BC with safety, quality and affordability when it comes to these 14 molecules,” said Arun Nayyar, CEO of Vanc.  “We will continue to work with the Ministry of Health to gain approval of additional molecules during Q1-2015.”

Table 1.0 provides a listing of the 14 approved products.

Table 1.0

	Molecule Name	Presentations	Brand Reference
1	VAN-Rizatriptan	5 MG Tab	Maxalt™
2	VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
3	VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
4	VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
5	VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
6	VAN-Gabapentin Tab	600 MG and 800 MG Tab	Neurontin™
7	VAN-Omeperazole	20 MG DR Tab	Losec™
8	VAN-Finasteride	5 MG Tab	Proscar™
9	VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
10	VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
11	VAN-Pantoprazole	40 MG Tab	Pantoloc™
12	VAN-Gabapentin Cap	100 MG, 300 MG and 400 MG Cap	Neurontin™
13	VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
14	VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 Vanc Pharmaceuticals Inc.

 News Release

About Low Cost Alternative (LCA) Program

The British Columbia Ministry of Health established the Low Cost Alternative (LCA) program under the Drug Price Regulation to ensure the best value is obtained for expenditures on multi-source drugs. The program works by limiting PharmaCare reimbursements for drug products subject to an LCA price.

 For more information please visit: http://www.health.gov.bc.ca/pharmacare/

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, lans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.